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CLIENT/MATTER NUMBER
099654-0102

March 30, 2015

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-3628

Re:         Biglari Holdings Inc.
Definitive Additional Materials on Schedule 14A
Filed March 23, 2015 by Nicholas J. Swenson et al.
File No. 000-08445

Dear Ms. Piland Posil:

We are writing this letter on behalf of the Groveland Group.  The Groveland Group consists of the following (collectively, the “Groveland Group”): Groveland Master Fund Ltd. (formerly known as Groveland Hedged Credit Master Fund Ltd.), Groveland Hedged Credit Fund LLC, Groveland Capital LLC, Nicholas J. Swenson, and Seth G. Barkett.  The Groveland Group and the following individuals are participants in the Groveland Group’s solicitation to elect six directors to the board of directors of Biglari Holdings Inc. (the “Company” or “BH”): Thomas R. Lujan, James W. Stryker, Stephen J. Lombardo III, and Ryan P. Buckley.

Set forth below are the Groveland Group’s responses to the March 26, 2015 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Definitive Additional Materials on Schedule 14A referenced above.  The numbered items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Groveland Group’s responses (in regular type).  Defined terms not otherwise defined herein have the meaning ascribed to them in the definitive proxy statement.

In connection with the responses below, each participant acknowledges (1) that the participant is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Tiffany Piland Posil
U.S. Securities & Exchange Commission
March 30, 2015

1.
We note the following quote: “We think the acts that Mr. Biglari has taken without the approval of his board and shareholders are outrageous and unprecedented.” Please advise us, with a view toward providing corrected disclosure if necessary, of the instances where Mr. Biglari has taken action without the approval of the board and shareholders where such approval was required by the company’s governing documents and/or applicable law.

Response:                      We note that Mr. Swenson was misquoted in the article.  He stated: “We think Mr. Biglari’s acts are outrageous and unprecedented.”  There are other instances where the Groveland Group has discussed BH not seeking input from shareholders where it believes this should have been done, and it appears this discussion was conflated with the above quotation.  The Groveland Group will seek a correction of the quote from the publisher.

*******

If you have any questions or comments, call Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Nicholas P. Panos
  U.S. Securities & Exchange Commission